FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5JH 2N7

    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Signatures
Exhibit Index
Exhibit 99.1

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Paul Rivett

Name: Title:	Paul Rivett Vice President

Dated: October 1, 2004

Exhibit Index

Exhibit	Description

Ex-99.1	News Release dated September 29, 2004 titled Fairfax Announces Loss Estimates for Hurricanes Frances, Ivan and Jeanne